UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	1-10119

PCCW Limited
(Exact name of registrant as specified in its charter)
39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong (852) 2888-2888
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

American Depositary Shares, each representing ten Ordinary Shares, nominal value HK$0.25 per share Ordinary Shares, nominal value HK$0.25 per share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) □
(for equity securities)	(for successor registrants)

Rule 12h-6(c) □	Rule 12h-6(i) □
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

PCCW Limited (“PCCW”), as the successor to Cable & Wireless HKT Limited (formerly known as Hong Kong Telecommunications Limited) (“HKT”), succeeded to the reporting obligations of HKT under Section 13(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) as a result of its acquisition of all the issued share capital of HKT by way of a scheme of arrangement effected by HKT and approved by the High Court of the Hong Kong Special Administrative Region in accordance with Section 166 of  the Companies Ordinance, Chapter 32 of the Laws of Hong Kong in August 2000. Accordingly, PCCW first incurred its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act in August 2000.

PCCW has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this form.  PCCW has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

PCCW has not issued any securities in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) since August 2000 when it acquired HKT.

Item 3. Foreign Listing and Primary Trading Market

The foreign exchange on which PCCW has maintained a listing of its ordinary shares is The Stock Exchange of Hong Kong Limited (the “SEHK”) and such exchange constitutes the primary trading market for PCCW’s securities.  PCCW was initially listed on the SEHK on October 18, 1994. PCCW has maintained the listing of its ordinary shares on the SEHK for at least the 12 months preceding the filing of this Form 15F.

The percentage of trading in ordinary shares that occurred in Hong Kong for the 12-month period from May 19, 2006 to May 18, 2007 (both dates inclusive) was 99.551%.

Item 4. Comparative Trading Volume Data

The average trading volume of the ordinary shares of PCCW in the United States (both on-exchange and off-exchange) for the 12-month period from May 19, 2006 to May 18, 2007 (both days inclusive) was 92,849 shares.  The average trading volume of the ordinary shares of PCCW worldwide for the 12-month period from May 19, 2006 to May 18, 2007 (both days inclusive) was 20,697,200 shares.  The average trading volume of the ordinary shares of PCCW in the United States for the 12-month period from  May 19, 2006 to May 18, 2007 (both days inclusive) was 0.449% of the average trading volume of the ordinary shares of PCCW worldwide for the 12-month period from May 19, 2006 to May 18, 2007 (both days inclusive).

PCCW delisted its American depositary shares and ordinary shares from the New York Stock Exchange, Inc. on May 18, 2007.

PCCW has not terminated a sponsored American Depositary Receipt facility regarding its ordinary shares.

PCCW used Bloomberg L.P. for determining all the trading volume information.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

PCCW has published notice of its intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act on June 4, 2007.  PCCW used Business Wire to disseminate the notice in the United States. A copy of this notice is attached as Exhibit 1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

PCCW will publish the information required under Rule 12g3-2(b)(1)(iii) on its website: www.pccw.com.

PART III

Item 10. Exhibits

1. Notice of intent to terminate PCCW’s duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Exchange Act, PCCW has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, PCCW certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

PCCW LIMITED

Date: June 4, 2007	By:	/s/ Philana W.Y. Poon
Name: Philana W.Y. Poon
Title: Group General Counsel and Company Secretary

June 4, 2007

PCCW Limited (“PCCW”)

Intention to file Form 15F to deregister under the United States Securities Exchange Act

On March 28, 2007, the Board of PCCW approved the delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange, Inc. (“NYSE”) and the deregistration of these ADSs and the underlying ordinary shares under the Securities Exchange Act of 1934 (the “Exchange Act”) due to a number of considerations, including the limited trading volume of its ADSs relative to its worldwide trading volume, and the time and cost of  maintaining a listing in the United States and meeting the regulatory compliance requirements.

PCCW has filed a Form 25 with the United States Securities and Exchange Commission (“SEC”) on May 8, 2007 to delist its ADSs from the NYSE effective May 18, 2007 and as from May 18, 2007,  PCCW’s ADR program has become a Level 1 – Over-The-Counter Program.

PCCW will file a Form 15F with SEC on June 4, 2007 to deregister its ADSs and the underlying ordinary shares under the Exchange Act.  Thereafter, all of PCCW’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Once the Form 15F is filed, PCCW will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, http://www.pccw.com.

PCCW and Citibank, N.A., as the depositary for the ADSs (the "Depositary") have agreed to amend the Amended and Restated Deposit Agreement, dated as of August 7, 2000, by and among PCCW, the Depositary and all Holders and Beneficial Owners of ADSs evidenced by American Depositary Receipts ("ADRs") issued thereunder (the "Deposit Agreement") to reflect the application by PCCW to deregister its securities and terminate its reporting obligations under the Exchange Act.  A draft copy of the amendment to the Deposit Agreement (the "Amendment") will be filed with the SEC under cover of Post Effective Amendment No. 1 to Registration Statement on Form F-6 (Registration No. 333-12010) (the “F-6 Registration Statement”).  The F-6 Registration Statement will become effective immediately upon the filing of such F-6 Registration Statement with the SEC. The Depositary will send notice of the Amendment to the ADR holders on June 4, 2007.

For media enquiries, please call:

Joan Wagner
Corporate Communications
Tel: (852) 2514-8883
Email: joan.wagner@pccw.com